SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2021

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on May 13, 2021 and seeks the attendance of its shareholders. Shareholders who are registered in the KEPCO’s Shareholders’ registry on March 22, 2021 will be entitled to exercise their voting rights at this EGM.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: JongKap KIM, President & CEO of KEPCO

We hereby call the fiscal year 2021 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Act of the Republic of Korea, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: May 28, 2021 / 10:00 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, The Republic of Korea

KEPCO Headquarter

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of the President & CEO

2)	Election of a Standing Director

3)	Election of a Non-Standing Director as a Member of the Audit Committee

Details of the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Jun, Chul-soo
Name: Jun, Chul-soo
Title: General Manager of International Finance & IR Team

Date: May 13, 2021

Agenda 1. Election of the President & CEO

•	CHEONG, SEUNG-IL

•	Gender : Male

•	Date of Birth : July 27, 1965

•	Previous Positions

•	Vice Minister, Ministry of Trade, Industry & Energy (“MOTIE”) (from Sep. 2018 to Nov. 2020)

•	President & CEO, Korea Gas Corporation (from Jan. 2018 to Sep. 2018)

•	Deputy Minister, Office of Energy and Resources, MOTIE (from Oct. 2016 to Dec. 2016)

•	Deputy Minister, Office of International Trade and Investment, MOTIE (from Mar. 2016 to Oct. 2016)

•	Director General for Free Trade Agreement Policy, MOTIE (from Mar. 2015 to Mar. 2016)

•	Director General for Energy Industry Policy, MOTIE (from Jan. 2012 to Feb. 2014)

•	Nominated by : Director Nomination Committee

•	Separate election of a standing director who will serve as a member of the audit committee from other directors : Not Applicable

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as President & CEO in KEPCO : Three Years

The nominee, Mr. CHEONG, SEUNG-IL, has a profound understanding of national energy and power industry as he had served as a Vice Minister of MOTIE, Deputy Minister of the Office of Energy and Resources and Director General for Energy Industry Policy under MOTIE. In addition, Mr. CHEONG had successfully served as the President & CEO of Korea Gas Corporation, which is also a public institution like KEPCO, by securing financial stability and improving management efficiency. During his term of office as a Vice Minister of MOTIE, Mr. CHEONG established directions for carbon-neutrality and the Green New Deal of the Korean Government, which demonstrates his outstanding competence and diverse experiences to lead the era of energy transition. The nominee is equipped with solid understanding of ethical business management as well as leadership to steer a large-scale organization from his career as a senior executive official of the Korean government and President & CEO of public institution and expected to deliver successful performance results to KEPCO.

Agenda 2. Election of a Standing Director

•	Park, Heon-Gyu

•	Gender : Male

•	Date of Birth : December 16, 1962

•	Current Position : Acting Corporate Senior Executive Vice President and Chief Financial (Strategy) Officer (from Apr. 2021 and on)

•	Previous Positions in KEPCO

•	Executive Vice President & Chief Cooperations Officer (from Dec. 2019 to Apr. 2021)

•	Vice President & Head of Audit & Inspection Office (from Jul. 2018 to Dec. 2019)

•	Vice President & Head of Power Trade & Compliance Department (from Dec. 2016 to Jul. 2018)

•	Trainee of the National HRD Institute under the Ministry of Personnel Management (from Feb. 2016 to Dec. 2016)

•	Director General of Gangseo Regional Office under Regional Headquarters KEPCO Namseoul (from Dec. 2015 to Feb. 2016)

•	Director General of Goheung Regional Office under Regional Headquarters KEPCO Gwangju-Jeonnam (from Dec. 2014 to Dec. 2015)

•	Nominated by : President & CEO of KEPCO

•	Separate election of a standing director who will serve as a member of the audit committee from other directors : Not Applicable

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Standing and Executive Director in KEPCO : Two Years

The nominee, Mr. Park, Heon-Gyu, has proved outstanding capabilities and competency during his tenure in various departments in KEPCO. The nominee is an expert in managerial planning with extensive knowledge and experience in the power industry. He has successfully performed diverse tasks in KEPCO, including responding to energy policies with proper counterplans, drafting major business plans, analyzing risks in weak business areas, establishing an ecosystem in the new energy industry such as Bitgaram Energy Valley and improving the contract procedure and system. If the nominee is elected as a standing director, his expertise and experience will contribute to enhancing shareholder values by successfully carrying out the energy transition strategy, raising management efficiency and optimizing management within KEPCO amidst the rapidly changing environment of the power industry.

Agenda 3. Election of a Non-Standing Director as a Member of the Audit Committee

•	Park, Hyo-Sung

•	Gender: Male

•	Date of Birth: June 18, 1958

•	Previous Positions:

•	Consul General, Korean Consulate General in New York, U.S.A. (from Dec. 2017 to Nov. 2019)

•	Associate, Mossavar-Rahmani Center for Business & Government, Harvard Kennedy School, Harvard University, MA, U.S.A. (from Mar. 2016 to Jun. 2016)

•	Ambassador Extraordinary and Plenipotentiary to Romania (from Apr. 2014 to Dec. 2015)

•	Ambassador and Deputy Permanent Representative, Korean Permanent Mission to the UN Office and other International Organizations in Geneva, Switzerland (from Mar. 2010 to Jan. 2014)

•	Senior Fellow, Mossavar-Rahmani Center for Business & Government, Harvard Kennedy School, Harvard University, MA, U.S.A. (from Mar. 2009 to Feb. 2010)

•	Director General for FTA Negotiations, Ministry of Foreign Affairs and Trade (“MOFAT”) (from Aug. 2007 to Feb. 2009)

•	Nominated by : Director Nomination Committee

•	Separate election of a standing director who will serve as a member of the audit committee from other directors : Not Applicable

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Standing and Non-Executive Director in KEPCO : Two Years

The nominee, Mr. Park, Hyo-Sung, possesses a deep understanding of ethical business management and capacity for executive management in public institutions as a former senior executive government official. He demonstrated excellent capacity and performance results during his tenure as ambassador and representative to various foreign countries of residence. If the nominee is elected as a non-standing director as a member of the Audit Committee, he will contribute to enhancing shareholder values with his expertise in managing negotiations with leading countries in agenda of real economy, which is shown in his time as the Director General for Free Trade Agreement Negotiations under the MOFAT.

Reference to the Shareholders:

Composition of the Board of Directors

After the election of the directors as listed in this Notice, the Board of Directors of KEPCO will be composed of the following individuals:

Standing Directors

Name	Gender	Age	Current Title	Joined BoD Since
CHEONG, SEUNG-IL	Male	55	President, Chief Executive Officer	Newly Elected
Choi, Young-Ho	Male	56	Comptroller & Auditor General and Member of the Audit Committee (Non-executive)	November 16, 2020
Lee, Heyn-Bin	Male	58	Corporate Senior Executive Vice President & Chief Business Management Officer	September 14, 2020
Park, Heon-Gyu	Male	58	Corporate Senior Executive Vice President & Chief Financial (Strategy) Officer	Newly Elected
Lee, Jong-Hwan	Male	60	Corporate Senior Executive Vice President & Chief Business Operations Officer	November 9, 2020
Kim, Tae-Ok	Male	58	Corporate Senior Executive Vice President & Chief Power Grid Officer	March 25, 2021
Lim, Hyun-Seung	Male	60	Corporate Senior Executive Vice President & Chief Nuclear Business Officer	July 16, 2018

Non-standing Directors*

Name	Gender	Age	Current Title	Joined BoD Since
Seong, Si-Heon	Male	60	Chairperson of the Board of Directors & ESG Committee	June 10, 2020
Noh, Geum-Sun	Female	59	Chairperson of the Audit Committee	June 12, 2018
Choi, Seung-Kook	Male	55	Member of the ESG Committee	June 12, 2018
Park, Jong-Bae	Male	57	—	January 31, 2020
Bang, Su-Ran	Female	34	Member of the ESG Committee	September 1, 2020
Park, Hyo-Sung	Male	62	Member of the Audit Committee	April 14, 2021
Lee, Kee-Man	Male	60	—	April 14, 2021
Hwang, Cheol-Ho	Male	43	—	April 14, 2021

*	Appointment of non-standing directors does not need an approval by the shareholders at a general meeting of shareholders pursuant to the Article 10 of the KEPCO Act.